Exhibit 21.1

List of Significant Subsidiaries and VIEs of the Registrant

Subsidiaries	Place of Incorporation
Waterdrop Group HK Limited	Hong Kong
Beijing Absolute Health Ltd.	PRC
Shanghai Danzheng Health Technology Co., Ltd.	PRC

Consolidated Variable Interest Entities	Place of Incorporation
Beijing Shuidi Hubao Technology Co., Ltd.	PRC
Beijing Shuidi Hulian Technology Co., Ltd.	PRC
Beijing Zhuiqiu Jizhi Technology Co., Ltd.	PRC
Beijing Zongqing Xiangqian Technology Co., Ltd.	PRC

Subsidiaries of Consolidated Variable Interest Entities	Place of Incorporation
Tianjin Jingbin Internet Technology Co., Ltd.	PRC
Shuidi Insurance Brokerage Co., Ltd.	PRC
Miaoyi Hulian (Beijing) Technology Co., Ltd.	PRC
Tairui Insurance Agency Co., Ltd.	PRC